SEC File #333-61785


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM T-1

              Statement of Eligibility and Qualification Under the
                  Trust Indenture Act of 1939 of a Corporation
                          Designated to Act as Trustee


CHECK IF AN  APPLICATION  TO  DETERMINE  ELIBIBILITY  OF A TRUSTEE  PURSUANT  TO
SECTION 305(b)(2) /x/

                         U.S. BANK NATIONAL ASSOCIATION
               (Exact name of Trustee as specified in its charter)

 United States National Bank                                 41-0417860
(Jurisdiction of Incorporation or                         (I.R.S. Employer
Organization if not a U.S. National Bank)                Identification No.)

         U.S. Bank Trust Center
         180 East Fifth Street
         St. Paul, Minnesota                                     55101
(Address of Principal Executive Offices)                      (Zip Code)

                                  Same as above
            (Name, address and telephone number of agent for service)


                       EMPIRE HOME LOAN OWNER TRUST 1999-1
               (Exact name of obligor as specified in its charter)


         Delaware
(State or other jurisdiction of                             (I.R.S. Employer
          incorporation)                                  Identification No.)

    C/O Wilmington Trust Company
    Rodney Square North
    1100 North Market Street
    Wilmington, DE                                            19890-0001
(Address of Principal Executive Offices)                      (Zip Code)


                       Empire Home Loan Owner Trust 1999-1
                   Home Loan Asset-Backed Notes, Series 1999-1
                       (Title of the Indenture Securities)



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                                     GENERAL
                                     -------


1.   General Information Furnish the following information as to the Trustee.

     (a) Name and address of each examining or supervising authority to which it is subject.

               Comptroller of the Currency Washington, D.C.

     (b)  Whether it is authorized to exercise corporate trust powers.

                  Yes

2. AFFILIATIONS WITH OBLIGOR If the obligor is an affiliate of the Trustee, describe each such affiliation.

                  None

       See Note following Item 16.

     Items 3-15 are not applicable because to the best of the Trustee's knowledge the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

16. LIST OF EXHIBITS List below all exhibits filed as a part of this statement of eligibility and qualification.

     1.   Copy of Articles of Association.*

     2.   Copy of Certificate of Authority to Commence Business.*

     3. Authorization of the Trustee to exercise corporate trust powers (included in Exhibits 1 and 2; no separate instrument).*

     4.   Copy of existing By-Laws.*

     5.   Copy of each Indenture referred to in Item 4. N/A.

     6.   The consents of the Trustee required by Section 321(b) of the act.

     7. Copy of the latest report of condition of the Trustee published pursuant to law or the requirements of its supervising or examining authority incorporated by reference to File Number 333-56865.

*Incorporated by reference to File Number 333-30939.

                                      NOTE

         The answers to this statement insofar as such answers relate to what persons have been underwriters for any securities of the obligors within three years prior to the date of filing this statement, or what persons are owners of 10% or more of the voting securities of the obligors or affiliates, are based upon information furnished to the Trustee by the obligors. While the Trustee has no reason to doubt the accuracy of any such information, it cannot accept any responsibility therefor.


                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, U.S. Bank National Association, an Association organized and existing under the laws of the United States, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Saint Paul and State of Minnesota on the 6th day of April 1999.

                                            U.S. BANK NATIONAL ASSOCIATION


                                            /s/ Eve D. Kaplan
                                            -----------------------------------
                                            Eve D. Kaplan
                                            Vice President





/s/ Judith M. Zuzek
--------------------------------
Judith M. Zuzek
Assistant Secretary